SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)

                     Diversified Global Holdings Group, Inc
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)


                                   255228 108
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                                 (CUSIP Number)


                                 Michael Paige
                            Jackson & Campbell, P.C.
                             1120 20th Street, N.W.
                                  South Tower
                             Washington, D.C. 20036
                                 (202) 457-6696
                                  FAX 457-1678
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 5, 2010
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            (Date of Event Which Requires Filing of This Statement)
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    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 4 Pages)

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CUSIP No. 255228 108

                                      13D                  Page  2  of  4 Pages
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Richard Lloyd
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  /  /
            (b)  /  /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
               N/A
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) /  /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.
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   NUMBER OF       7    SOLE VOTING POWER
     SHARES                      17,000,600
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
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                   8    SHARED VOTING POWER
                                    N/A
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                   9    SOLE DISPOSITIVE POWER
                                    17,000,600
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                   10   SHARED DISPOSITIVE POWER
                                    N/A
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    17,000,600

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
         [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.47%

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   14    TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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


Item 1.     Security and Issuer.
      (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Diversified Global Holdings Group, Inc., a Florida Corporation (the Company").

      (b) The principal executive offices of the Company are located at 800 N. Magnolia Ave Suite 105 Orlando FL 32803


Item 2.     Identity and Background.
      (a) This Statement on Schedule 13D is being filed by Richard Lloyd the "Reporting Person").


      (b) The business address of the Reporting Person is 800 N. Magnolia Ave Suite 105 Orlando FL 32803

      (c) Richard Lloyd is the CEO, president and a director of Diversified Global Holdings Group, Inc.


      (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) Richard Lloyd is a citizen of the United States.


Item 3.     Source and Amount of Funds or Other Consideration.
      The shares of the Company's Common Stock acquired by the Reporting Person were acquired on November 20, 2009, as consideration of the Reporting Person exchanging shares of Diversified Global Holdings Group, Inc. and becoming a new director and officer of the Company. The Reporting Person acquired initially 28,000,000 shares of Common Stock on November 20, 2009; 13,000,000 shares were contributed to the capital of the Company on August 5, 2010. On April 26, 2011 the reporting person, an executive officer of the Company, received 2,000,000 shares of the Company's Common Stock as compensation.


Item 4.     Purpose of Transaction.

      The Reporting Person acquired all of the shares of Common Stock reported herein as beneficially owned by him for control purposes only.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that the Company plans to change the composition of the Board of Directors;

      (e) Any material change in the present capitalization or dividend policy of the Company, except that the Company plans to increase its authorized common stock;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.


      The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

        Name of               Number of Shares                   Percentage
      Reporting Person       Beneficially Owned            of Outstanding Stock


      Richard Lloyd             17,000,600                        19.47%


      (b) The above Reporting Person shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

      (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except as described elsewhere herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None.

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
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                                May 19, 2011
                                                                --------------
                                                                (Date)


                                                        /s/ Richard Lloyd
                                                        ----------------------
                                                            Richard Lloyd

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